Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2003
	(millions of dollars)
Earnings, as defined:	
Income before cumulative effect of changes in accounting principles	$ 748
Income taxes	349
Fixed charges, included in the determination of net income, as below	281
Amortization of capitalized interest	3
Distribution of earnings from equity method investees	27
Less: Equity in earnings of equity method investees	85
Total earnings, as defined	$ 1,323
Fixed charges, as defined:	
Interest charges	$ 267
Rental interest factor	13
Fixed charges included in nuclear fuel cost	1
Fixed charges, included in the determination of net income	281
Capitalized interest	70
Total fixed charges, as defined	$ 351
Ratio of earnings to fixed charges	3.77